UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
April 23, 2009
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: April 23, 2009
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

HARMONY IN EXCELLENT FINANCIAL HEALTH
Johannesburg, 23 April 2009. Harmony Gold Mining Company Limited (“Harmony”) is pleased to announce that it has delivered on its promise of reducing its debt, preserving cash and positioning itself to become net debt free.
Rand Uranium proceeds — second and final tranche received
Harmony entered into agreements with Pamodzi Resources Fund 1 LLP (“PRF”), in terms of which certain uranium and gold assets of Randfontein Estates Limited (a wholly owned subsidiary of Harmony) were sold into a special purpose vehicle, Rand Uranium (Proprietary) Limited (“Rand Uranium”), for a purchase consideration of US$348 million. Harmony holds 40% of Rand Uranium’s shareholding and in exchange for 60% of the issued share capital of Rand Uranium, it was agreed that Harmony would receive US$209 million. PRF paid the first tranche of US$40 million in November 2008. The second tranche of $169 million, plus interest thereon at 5% per annum, was payable in April 2009. Shareholders’ attention is drawn to various announcements made relating to the transaction on 19 December 2007, 24 October 2008 and 21 November 2008.
On 20 April 2009 PRF paid approximately US$172 million to Harmony as final payment in terms of the Rand Uranium transaction. Harmony’s Chief Executive Officer, Graham Briggs says, “We are excited about the future of Rand Uranium and look forward to sharing in Rand Uranium’s success, together with PRF and their investors, First Reserve Corporation and AMCI Capital.”
Raising funds
Harmony has completed its planned capital raising, exploiting favorable market conditions by issuing a second tranche of shares for cash in the open market, pursuant to its mandate given by shareholders at the Annual General Meeting.
In the capital raising 7 540 646 shares have been placed between 10 February 2009 and
6 March 2009 at an average subscription price of R124.45, raising R938 million before costs. The average issue price compares favourably with the weighted average share price on the JSE over the same period of R122.75 per share. The number of shares issued is equivalent to 1.9% of Harmony’s issued share capital of 403 424 148 shares as at 30 September 2008. Combined with the share issue announced in December 2008, the cumulative share issue amounts to 4.5% thereof. To date, the total number of shares in issue is 425,763,329. The cost of the second placement was approximately R15 million, or 1.6% of the value of the shares issued.
JP Morgan Equities Limited acted as transaction advisor.
Debt Position
The combined effect of the above is that Harmony is net debt free.
The proceeds from the capital raising and the Rand Uranium transaction totaling
R2.7 billion, will be utilized to repay Harmony’s convertible bond (due in May 2009) and its short term debt, leaving a positive cash balance of approximately R1.5 billion.
“Harmony is in excellent financial health with a strong balance sheet thanks to all the measures that have been taken in the past 18 months. Our focus now remains on achieving our overall targets and delivering consistent results”, concluded Briggs.
Harmony Presentation
Harmony will be hosting analysts and fund managers today. The presentation will be available on the company’s website at www.harmony.co.za at 08:00 this morning.
ends.
Issued by Harmony Gold Mining Company Limited
23 April 2009
For more details contact:
Frank Abbott
Interim Financial Director
on +27(0)82 800 4290
or
Graham Briggs
Chief Executive Officer
on +27(0)83 265 0274
or
Marian van der Walt
Executive: Corporate and Investor Relations
on +27(0)82 888 1242
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
For more information on Harmony, please visit www.harmony.co.za

JSE:	HAR
NYSE:	HMY
NASDAQ:	HMY
ISIN No.:	ZAE000015228
Transaction advisor and sponsor in respect of capital raising: